Andrews	111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Kinloch Gill 512 320.9209 Phone 512 542.5206 Fax kinlochgill@andrewskurth.com
ATTORNEYS KURTH LLP
November 30, 2005
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Re:	WCA Waste Corporation PRE 14A filed November 18, 2005 File No. 000-50808
Ladies and Gentlemen:
     WCA Waste Corporation, a Delaware corporation (the “Company”) has received your letter dated November 30, 2005 (your “Comment Letter”) addressed to Tom J. Fatjo, III, Senior Vice President—Finance and Secretary of the Company, pursuant to which you provided a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the preliminary Schedule 14A filed November 18, 2005 (the “Proxy”). We have set forth below on behalf of the Company the Company’s response to such comment. For your convenience, the comment contained in your Comment Letter is set forth verbatim in the italicized paragraphs below. The Company’s response appears in the plain text following such comment.
PRE 14A filed November 18, 2005
1.	We note that you are seeking approval of an amendment to the articles of incorporation in order to increase the authorized shares of common stock available for issuance. Please tell us if this increase in shares is necessary in order to complete any particular acquisition. If an increase in authorized common shares is necessary to complete an acquisition contemplated at this time, you should revise the proxy statement to include the information required by Item 14 of Schedule 14A. See also Note A to Schedule 14A. In this regard, we note disclosure in the proxy statement on page seven with respect to recent acquisitions in which you have issued common shares as consideration, as well as the statement that additional common shares will provide you with flexibility in financing your acquisition strategy. Additionally, we note your Form 8-K filed on November 8, 2005 discloses that you are in “active discussions” with companies

Securities and Exchange Commission
Division of Corporation Finance
November 30, 2005

regarding acquisitions, refers to an “acquisition pipeline,” and states that you plan to finance acquisitions through a combination of borrowings and the issuance of common stock.

The proposed increase in shares is not necessary in order to complete a particular acquisition. Rather, the Company included the disclosure to inform stockholders that in prior transactions shares had been issued and that in the future shares may be issued in connection with acquisitions.
     In addition, as requested in the Comment Letter, the Company acknowledges the following:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy.
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Proxy.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any further comments, please contact the undersigned by telephone at (512) 320-9209 or by fax at (512) 320-9292. Thank you in advance for your prompt consideration of the response in this letter.

Very truly yours,
/s/ Kinloch Gill III
Kinloch Gill III

cc:	Tom J. Fatjo, III